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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 9)*

IPIX CORPORATION

(Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

46059S200

(CUSIP Number)

Jay H. Lindy, Esq.
Debra A. Wiles, Esq.
Burch, Porter & Johnson, PLLC
130 N. Court Ave.
Memphis, TN 38103
(901) 524-5101

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 19, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 46059S200

1.	Name of Reporting Person: Image Investor Portfolio, a separate series of Memphis Angels, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

(1) On August 19, 2005, Image Investors Portfolio, a separate series of Memphis Angels, LLC, divested itself of all beneficial interest, direct or indirect, in any securities issued by the Company by the following transactions: (i) sale of 65,625 share of common stock and distributed 39,818 shares of common stock to its members and one unaffiliated non-member; (ii) distribution of 233,282 shares of Series B Convertible Preferred Stock to its members and one unaffiliated non-member; and (iii) distribution of 99,600 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants to its members and one unaffiliated non-member.

CUSIP No. 46059S200

1.	Name of Reporting Person: Memphis Angels, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

(1) On August 19, 2005, Image Investors Portfolio, a separate series of Memphis Angels, LLC, divested itself of all beneficial interest, direct or indirect, in any securities issued by the Company by the following transactions: (i) sale of 65,625 share of common stock and distributed 39,818 shares of common stock to its members and one unaffiliated non-member; (ii) distribution of 233,282 shares of Series B Convertible Preferred Stock to its members and one unaffiliated non-member; and (iii) distribution of 99,600 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants to its members and one unaffiliated non-member.

CUSIP No. 46059S200

1.	Name of Reporting Person: Paradigm Capital Equity Partners, LLC		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0(1)

		10.	Shared Dispositive Power:

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0%

14.	Type of Reporting Person (See Instructions): OO

(1) On August 19, 2005, Image Investors Portfolio, a separate series of Memphis Angels, LLC, divested itself of all beneficial interest, direct or indirect, in any securities issued by the Company by the following transactions: (i) sale of 65,625 share of common stock and distributed 39,818 shares of common stock to its members and one unaffiliated non-member; (ii) distribution of 233,282 shares of Series B Convertible Preferred Stock to its members and one unaffiliated non-member; and (iii) distribution of 99,600 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants to its members and one unaffiliated non-member.

CUSIP No. 46059S200

1.	Name of Reporting Person: Paradigm Holdings		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 35,918(1)

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 35,918(1)

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 35,918(1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.1%(2)

14.	Type of Reporting Person (See Instructions): PN

(1) Consists of 1,252 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 2,769 shares of Series B Preferred Stock; and (ii) 996 shares of Series B Preferred Stock underlying warrants (the “Tranche A Warrants”). Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment — See Item 4 of Schedule 13D). All of such shares were acquired in a pro rata distribution by Image Investors Portfolio, a separate series of Memphis Angels, LLC, of its shares and are currently held or may be acquired by Paradigm Holdings, a Delaware general partnership.
(2) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 46059S200

1.	Name of Reporting Person: Frank A. McGrew IV		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☑
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Tennessee

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 16,325(1)

		8.	Shared Voting Power: 35,918(2)

		9.	Sole Dispositive Power: 16,325(1)

		10.	Shared Dispositive Power: 35,918(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 52,243

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.2%(3)

14.	Type of Reporting Person (See Instructions): IN

(1) Consists of shares of Common Stock issuable upon conversion of 1,773 shares of Series B Preferred Stock underlying warrants (the “Tranche A Warrants”). Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment — See Item 4 of Schedule 13D). All of such shares were acquired in a pro rata distribution to its members by Image Investors Portfolio, a separate series of Memphis Angels, LLC, of its shares and are currently held or may be acquired by Frank McGrew, IV.
(2) Consists of 1,252 shares of Common Stock and shares of Common Stock issuable upon conversion of (i) 2,769 shares of Series B Preferred Stock; and (ii) 996 shares of Series B Preferred Stock underlying warrants (the “Tranche A Warrants”). Each share of Series B Preferred Stock is currently convertible into 9.2075 shares of Common Stock (subject to adjustment — See Item 4 of Schedule 13D). All of such shares were acquired in a pro rata distribution by Image Investors Portfolio, a separate series of Memphis Angels, LLC, and are currently held or may be acquired by Paradigm Holdings, a Delaware general partnership, of which Mr. McGrew is the Managing Partner.
(3) Calculated in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

CUSIP No. 46059S200
ITEM 1. SECURITY AND ISSUER.
     This Amendment No. 9 to Schedule 13D (this “Amendment”) relates to the Common Stock, $.001 par value per share (the “shares”), of IPIX Corporation, a Delaware corporation (the “Company”), and is being filed on behalf of the undersigned to amend the Schedule 13D originally filed on May 24, 2001 (the “Schedule 13D”) and amended on May 30, 2001, October 1, 2001, March 25, 2002, May 7, 2004, May 12, 2004, June 16, 2004, July 2, 2004, and August 16, 2004. The principal executive offices of the Company are located at 3160 Crow Canyon Road, Suite 400, San Ramon, CA 94503, (925) 242-4000. Unless otherwise indicated, all capitalized terms used herein but not defined shall have the same meaning as set forth in the Schedule 13D.
ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
     Item 3 of the Schedule 13D is amended, in pertinent part, to add the following paragraph:
     On August 19, 2005, Image divested itself of all beneficial interest, direct or indirect, in any securities issued by the Company by distributing (i) 39,818 shares of common stock to its members and one unaffiliated non-member; (ii) 233,282 shares of Series B Convertible Preferred Stock to its members and one unaffiliated non-member; and (iii) 99,600 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants to its members and one unaffiliated non-member; and by selling 65,565 shares of common stock by executing sales through a broker-dealer into the market. Distributions to Image’s members included distributions to (a) Paradigm Holdings, a Reporting Person, of 1,252 shares of common stock, 2,769 shares of Series B Convertible Preferred Stock, and 996 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants; and (b) Frank McGrew, IV, a Reporting Person, of 2,228 shares of common stock, 4,929 shares of Series B Convertible Preferred Stock, and 1,773 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants. Following these transactions, Image has no other beneficial interest, direct or indirect, in any securities issued by the Company.
ITEM 4. PURPOSE OF THE TRANSACTION.
     The twenty-third paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:
     On August 3, 2004, the Filing Persons and First Avenue entered into an agreement to share the power to dispose or direct the disposition of 500,000 shares of common stock by executing sales through a broker-dealer into the market (the “Disposition Agreement II”). As of August 13, 2004, the Filing Persons and First Avenue had sold 51,300 shares of such common stock by executing sales through a broker-dealer into the market. No further sales were executed pursuant to Disposition Agreement II and such Agreement was terminated by agreement between the Filing Persons and First Avenue.
     The twenty-fourth paragraph of Item 4 of the Schedule 13D is amended and restated in its entirety as follows:
     On August 19, 2005, Image divested itself of all beneficial interest, direct or indirect, in any securities issued by the Company by distributing (i) 39,818 shares of common stock to its members and one unaffiliated non-member; (ii) 233,282 shares of Series B Convertible Preferred Stock to its members and one unaffiliated non-member; and (iii) 99,600 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants to its members and one unaffiliated non-member; and by selling 65,565 shares of common stock by executing sales through a broker-dealer into the market. The distributions by Image included (a) distributions to Paradigm Holdings, a Reporting Person, of 1,252 shares of common stock, 2,769 shares of Series B Convertible Preferred Stock, and 996 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants; and (b) distributions to Frank McGrew, IV, a Reporting Person, of 2,228 shares of common stock, 4,929 shares of Series B Convertible Preferred Stock, and 1,773 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants. Following these transactions, Image has no other beneficial interest, direct or indirect, in any securities issued by the Company.

CUSIP No. 46059S200
Item 4 of the Schedule 13D is amended, in pertinent part, to add the following twenty-fifth paragraph:
     Paradigm Holdings currently holds all shares received from the distribution on August 19, 2005 by Image. On August 19, 2005, Frank McGrew, IV converted 4,929 shares of Series B Convertible Preferred Stock that he received from Image into 45,383 shares of common stock and, on that same date, sold those shares, along with 2,228 shares of common stock that he received from Image, by executing sales through a broker-dealer into the market. Mr. McGrew currently holds 1,773 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants which he received from the distribution on August 19, 2005 from Image.
ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.
Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:
     (a) Image Investors Portfolio, a separate series of Memphis Angels, LLC, Memphis Angels, LLC, and Paradigm Capital Equity Partners, LLC have no beneficial interest, direct or indirect, of any securities issued by the Company. Accordingly, based on the capitalization of the Company as of the most recently available filing with the Commission by the Company, such shares constitute 0% of the common stock.
     Paradigm Holdings, a Delaware general partnership, may be deemed to be the beneficial owner of 35,918 shares of common stock. Such shares, based on the capitalization of the Company as of the most recently available filing with the Commission by the Company, constitutes approximately 0.1% of the common stock.
     Frank McGrew, IV, individually and as Managing Partner of Paradigm Holdings may be deemed to the beneficial owner of 52,243 shares of common stock. Such shares, based on the capitalization of the Company as of the most recently available filing with the Commission by the Company, constitutes approximately 0.2% of the common stock.
     (b) Of the 35,918 shares of common stock beneficially owned by Paradigm Holdings, it has sole power to vote or to direct the vote and to dispose or direct the disposition of 35,918 shares of common stock.
     The 35,918 shares of common stock beneficially owned by Paradigm Holdings, over which Paradigm Holdings has sole power to vote or direct the vote or to dispose or direct the disposition, include the following: (i) 1,252 shares of common stock; (ii) 25,495 shares of common stock underlying the 2,769 shares of Series B Preferred Stock that Paradigm Holdings; and (iii) 9,171 shares of common stock issuable upon conversion of 996 shares of Series B Preferred Stock currently underlying the Tranche A Warrants. All of such shares were acquired by distribution from Image of its shares of the Company.
     Of the 52,243 shares of common stock beneficially owned by Frank McGrew, IV, Mr. McGrew has sole power to vote or direct the vote or to dispose or direct the disposition of 16,325 shares of common stock and shared power to vote or direct the vote or to dispose or direct the disposition of 35,918.

CUSIP No. 46059S200
     The 16,325 shares of common stock beneficially owned by Mr. McGrew, over which Mr. McGrew has the sole power to vote or direct the vote or to dispose or direct the disposition, are issuable upon conversion of 1,773 shares of Series B Preferred Stock underlying the Tranche A Warrants. The 35,918 shares of common stock beneficially owned by Frank McGrew, IV over which Mr. McGrew has shared power to vote or direct the vote or to dispose or direct the disposition include 35,918 shares of common stock beneficially owned by Paradigm Holdings, of which Mr. McGrew is the Managing Partner. All of such shares were acquired by distribution from Image of its shares of the Company.
(c) Transactions in the common stock of IPIX Corporation by the Reporting Persons since the most recent filing of Schedule 13D are as follows:
August 19, 2005
     Image Investors Portfolio, a separate series of Memphis Angels, LLC:
     Distribution of (i) 39,818 shares of common stock to its members and one unaffiliated non-member; (ii) 233,282 shares of Series B Convertible Preferred Stock to its members and one unaffiliated non-member; and (iii) 99,600 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants to its members and one unaffiliated non-member.
     Sale of 65,565 shares of common stock for a price per share of $3.5879 in an open market transaction.
     Paradigm Holdings:
     Acquisition of 1,252 shares of common stock, 2,769 shares of Series B Convertible Preferred Stock, and 996 shares of Series B Convertible Preferred Stock underlying Tranche A Warrants from a pro rata distribution by Image Investors Portfolio, a separate series of Memphis Angels, LLC.
     Frank McGrew, IV:
     Acquisition of 2,228 shares of common stock, 4,929 shares of Series B Convertible Preferred Stock, and 1,773 shares of Series B Convertible Preferred Stock underlying Tranche A from a pro rata distribution by Image Investors Portfolio, a separate series of Memphis Angels, LLC.
     Issuance of 45,383 shares of common stock upon conversion of 4,929 shares of Series B Convertible Preferred Stock.
     Sale of 47,611 shares of common stock for a price of $3.6568 in an open market transaction.
     Other than as described above, no transactions in the Common Stock of the Company have been effected by Image, Memphis Angels, PCEP, Paradigm or Mr. McGrew, since the most recent filing of Schedule 13D.
     (d) To the knowledge of the Filing Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this Schedule 13D.

CUSIP No. 46059S200
     (e) To the best of the Filing Persons knowledge, all Filing Persons, including Image, Memphis Angels, PCEP, Paradigm and Mr. McGrew ceased to be the beneficial owners of more than 5% of the common stock of the Company on August 19, 2005.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER.
Item 6 of the Schedule 13D is amended and restated in its entirety as follows:
     Other than the Securities Purchase Agreement, the Registration Rights Agreement, the Stockholders Agreement, and the Certificate of Designation, to the knowledge of the Filing Persons, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 46059S200
SIGNATURES
     After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information set forth in this statement is true, complete and correct.
Dated: August 29, 2005
IMAGE INVESTOR PORTFOLIO,
     a separate series of
MEMPHIS ANGELS, LLC,
     a Delaware limited liability company
By: PARADIGM CAPITAL EQUITY PARTNERS, LLC,
     its Manager
By: PARADIGM HOLDINGS,
     its Managing Member

By:	/s/ Frank A. McGrew IV
	Name:	Frank A. McGrew IV
	Title:	Managing Partner

PARADIGM CAPITAL EQUITY
PARTNERS, LLC,
     a Delaware limited liability company
By: PARADIGM HOLDINGS,
     its Managing Member

By:	/s/ Frank A. McGrew IV
	Name:	Frank A. McGrew IV
	Title:	Managing Partner

PARADIGM HOLDINGS,
     a Delaware general partnership

By:	/s/ Frank A. McGrew IV
	Name:	Frank A. McGrew IV
	Title:	Managing Partner

FRANK A. MCGREW IV

/s/ Frank A. McGrew IV